Exhibit 99.1

Barrick Builds Momentum in Q2

With Higher Production, Stronger Cash Flows

and Key Growth Projects on Track

Second Quarter 2025 Results All amounts expressed in U.S. dollars unless otherwise indicated

London, August 11, 2025 – Barrick Mining Corporation (NYSE:B)(TSX:ABX) (“Barrick” or the “Company”) delivered a strong performance in the second quarter, increasing gold and copper production, growing free cash flow1 and advancing its pipeline of Tier One2 projects — all while returning more capital to shareholders. The performance builds on the first quarter’s positive start to the year and positions the Company for an even stronger second half.

Net earnings per share rose to $0.47 for the quarter, with adjusted net earnings per share1 also at $0.47. Operating cash flow for the first half of the year was $2.5 billion, 32% higher than the prior-year period, while free cash flow1 totaled $770 million, up 107% on the prior-year period, supported by stronger commodity prices.

Production improved across the board, with Q2 gold output up 5% and copper production increasing by 34% compared to Q1, supported by a strong contribution from Lumwana. Nevada Gold Mines led the group’s gold performance, with production increasing 11% quarter-on-quarter. Pueblo Viejo also delivered a 28% production increase, underpinned by higher throughput and continued progress on the expansion. Gold and copper production was in line with guidance, with copper now tracking towards the upper end of the full-year range.

Continued on page 3

Key Performance Indicators

Best Assets…

∎	Q2 gold production 5% higher than Q1; in-line with full year guidance

∎	Gold COS/oz4 increases 2% while AISC[1] declines by 5% q/q

∎	Nevada Gold Mines production increases 11% from Q1 driven by operational improvements

∎	Pueblo Viejo production increases 28% from Q1 driven by increased throughput and debottlenecking activities, supporting delivery of full year guidance

∎	Q2 copper production 34% higher than Q1, on improved mining rates at Lumwana — tracking towards the top end of the guidance range

∎	Drill testing of new greenfields prospects in Canada, Nevada, Peru and Tanzania continues; other results highlight further potential in north-east Nevada and Kibali

Key Growth Projects…

∎	Fourmile drill program logs 34 kilometers drilled; results support potential to double existing mineral resources by year end

∎	Reko Diq development continues to advance, with onsite construction ramping up, and remains on schedule

∎	Brownfields extension drilling at North Mara successfully identifies down plunge extensions of Gena, with results expected to support growth above depletion replacement

∎	Lumwana expansion project early works ahead of schedule; long lead equipment manufacturing progressing well — at current copper prices, project is self-funding

Leader in Sustainability…

∎	50% reduction in Lost Time Injuries[5] compared to the first half of 2024

∎	Significant increase in completion of Critical Control Verifications of Fatal Risks — 70,000 completed for the first half of 2025

∎	Two additional Tailings Storage Facilities brought into safe closure in Q2, bringing the total to nine for the Group

∎	Pueblo Viejo resettlement agreement reached with community — 402 new houses constructed

∎	United Nations Global Compact (UNGC) Communication on Progress (CoP) submitted demonstrating alignment to the ten principles as a member for 20 years

∎	First cohort of the Reko Diq graduates complete 18-month development program at Veladero mine

Delivering Value…

∎	Operating cash flow of $2.5 billion for H1 — 32% higher than the prior-year period

∎	Free cash flow[1] of $770 million for H1 — 107% higher than the prior-year period, with stronger commodity prices being delivered to the bottom line

∎	Donlin interest sold for $1 billion

∎	Net earnings per share of $0.47 and adjusted net earnings per share[1] of $0.47 for the quarter

∎	$0.15 per share dividend[3] declared including performance dividend reflecting net cash of $73 million[6]

∎	Repurchased $268 million in shares for Q2 bringing the total for H1 to $411 million and $860 million over the last 12 months

BARRICK SECOND QUARTER 2025	2	PRESS RELEASE

Continued from page 1

The Board approved a $0.15 per share dividend, which includes a $0.05 performance dividend.3 During the quarter, the Company also repurchased $268 million of its shares, bringing total buybacks for the first half of the year to $411 million, and $860 million over the past 12 months. Total capital returned to shareholders for the first half amounted to $753 million.

“Q2 was another quarter where Barrick delivered on all fronts. We’re growing production, lowering costs and advancing the industry’s most exciting pipeline of gold and copper projects. From the ramp-up at Goldrush to the progress at Pueblo Viejo, Lumwana and Reko Diq, not to mention the transformational potential of Fourmile, we’re demonstrating the strength and depth of our portfolio,” said president and chief executive Mark Bristow.

Bristow said that Reko Diq’s development remained on track with onsite construction ramping up. Meanwhile, Fourmile’s drill program has already logged 34 kilometers of drilling this year, with results supporting the potential to double existing resources by year end, and at similar high grades.

In addition, Barrick continued to strengthen its long-term growth foundation through reserve replacement and exploration. Drill testing of new greenfields prospects progressed across Canada, Nevada, Peru and Tanzania, while Kibali returned excellent results from brownfields programs. The Company remains on course to replace more than 80% of the gold it mines this year, with a rolling three-year average of more than 500% replacement of gold equivalent ounces7, reinforcing its consistent track record of organic growth through the drill bit.

On the sustainability front, performance continued to improve. Lost time injuries5 were down 50% year-to-date, while total injuries declined 37%. Barrick also signed a community resettlement agreement at Pueblo Viejo and 402 new houses have now been completed at the new model village Nuevos Horizontes.

The Company further advanced its commitment to responsible closure, safely decommissioning two additional legacy tailings storage facilities during the quarter, bringing the total to nine across the Group, further reducing long-term environmental liabilities.

With active projects and partnerships, Barrick continues to unlock value across a globally diverse portfolio. The Company’s strong balance sheet, proven exploration teams and world-class project pipeline position it uniquely to thrive in a world increasingly focused on supply security, sustainability and long-term asset quality.

“Across the business, we’re seeing the benefits of consistent delivery and disciplined execution. While the market hasn’t fully recognized the value we have and are creating, our performance and growth are clear. This remains a company built for sustainable value creation — and one that continues to offer a peerless investment case in the gold and copper space,” Bristow said.

Q2 2025 Results Presentation

Mark Bristow will host a webcast to discuss the results today at 11:00 AM EDT / 15:00 UTC followed by a question-and-answer session with analysts. The presentation materials will be available on Barrick’s website and the webinar will remain online for later viewing.

BARRICK SECOND QUARTER 2025	3	PRESS RELEASE

Regional Summarya and 2025 Guidanceb

	For the three months ended			For the six months ended		2025 Guidance
	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

Gold

North America

Gold produced (000s oz)	413	380	438	793	895	1,680 - 1,860

Gold sold (000s oz)	408	384	439	792	901

COS ($/oz)	1,697	1,652	1,482	1,675	1,468	1,470 - 1,570

TCC ($/oz)[c]	1,334	1,288	1,129	1,312	1,121	1,080 - 1,160

AISC ($/oz)[c]	1,751	1,878	1,638	1,812	1,595	1,480 - 1,580

Revenue ($ millions)	1,365	1,126	1,064	2,491	2,047

Net earnings ($ millions)	998	190	277	1,188	469

EBITDA ($ millions)[c]	700	543	471	1,243	867

Latin America & Asia Pacific

Gold produced (000s oz)	180	166	147	346	289	630 - 730

Gold sold (000s oz)	184	165	159	349	274

COS ($/oz)	1,494	1,539	1,441	1,515	1,458	1,490 - 1,590

TCC ($/oz)[c]	990	1,027	977	1,008	986	940 - 1,020

AISC ($/oz)[c]	1,440	1,505	1,348	1,471	1,386	1,430 - 1,530

Revenue ($ millions)	611	492	381	1,103	627

Net earnings ($ millions)	169	89	39	258	27

EBITDA ($ millions)[c]	420	283	242	703	330

Africa & Middle East

Gold produced (000s oz)	204	212	363	416	704	820 - 910

Gold sold (000s oz)	178	202	358	380	691

COS ($/oz)	1,718	1,639	1,389	1,676	1,376	1,420 - 1,520

TCC ($/oz)[c]	1,277	1,244	1,019	1,260	1,004	1,060 - 1,140

AISC ($/oz)[c]	1,577	1,602	1,330	1,591	1,312	1,360 - 1,460

Revenue ($ millions)	599	597	847	1196	1,546

Net earnings ($ millions)	(470)	101	202	(369)	319

EBITDA ($ millions)[c]	304	306	459	610	789

Total Gold

Gold produced (000s oz)	797	758	948	1,555	1,888	3,150 - 3,500

Gold sold (000s oz)	770	751	956	1,521	1,866

COS ($/oz)[d]	1,654	1,629	1,441	1,641	1,433	1,460 - 1,560

TCC ($/oz)[c]	1,239	1,220	1,059	1,229	1,055	1,050 - 1,130

AISC ($/oz)[c]	1,684	1,775	1,498	1,728	1,489	1,460 - 1,560

Revenue ($ millions)	2,575	2,215	2,292	4,790	4,220

Net earnings ($ millions)	697	380	518	1,077	815

EBITDA ($ millions)[c]	1,424	1,132	1,172	2,556	1,986

Total Copper

Copper produced (kt)	59	44	43	103	83	200 - 230

Copper sold (kt)	54	51	42	105	81

COS ($/lb)[e]	2.56	2.92	3.05	2.74	3.12	2.50 - 2.80

C1 cash costs ($/lb)[c]	1.80	2.25	2.18	2.02	2.28	1.80 - 2.10

AISC ($/lb)[c]	2.90	3.06	3.67	2.98	3.64	2.80 - 3.10

Revenue ($ millions)	484	474	387	958	691

Net earnings ($ millions)	114	94	(148)	208	(150)

EBITDA ($ millions)[c]	266	229	117	495	210

a.	On an attributable basis.

b.	See “Outlook Assumptions and Economic Sensitivity Analysis” in the endnotes to this press release.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

d.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on attributable basis using Barrick’s ownership share).

e.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share)

BARRICK SECOND QUARTER 2025	4	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended					For the six months ended

	6/30/25	3/31/25	% Change	6/30/24	% Change	6/30/25	6/30/24	% Change
Financial Results ($ millions)

Revenues	3,681	3,130	18%	3,162	16%	6,811	5,909	15%

Cost of sales	1,878	1,785	5%	1,979	(5)%	3,663	3,915	(6)%

Net earnings[a]	811	474	71%	370	119%	1,285	665	93%

Adjusted net earnings[b]	800	603	33%	557	44%	1,403	890	58%

Attributable EBITDA[b]	1,690	1,361	24%	1,289	31%	3,051	2,196	39%

Attributable EBITDA margin[b]	55%	51%	8%	48%	15%	53%	45%	18%

Minesite sustaining capital expenditures[b,c]	479	564	(15)%	631	(24)%	1,043	1,181	(12)%

Project capital expenditures[b,c]	439	269	63%	176	149%	708	341	108%

Total consolidated capital expenditures[c,d]	934	837	12%	819	14%	1,771	1,547	14%

Total attributable capital expenditures[e]	717	631	14%	694	3%	1,348	1,266	6%

Net cash provided by operating activities	1,329	1,212	10%	1,159	15%	2,541	1,919	32%

Net cash provided by operating activities margin[f]	36%	39%	(8)%	37%	(3)%	37%	32%	16%

Free cash flow[b]	395	375	5%	340	16%	770	372	107%

Net earnings per share (basic and diluted)	0.47	0.27	74%	0.21	124%	0.75	0.38	97%

Adjusted net earnings (basic)[b] per share	0.47	0.35	34%	0.32	47%	0.82	0.51	61%

Weighted average diluted common shares (millions of shares)	1,716	1,725	(1)%	1,755	(2)%	1,721	1,755	(2)%
Operating Results

Gold production (thousands of ounces)[g]	797	758	5%	948	(16)%	1,555	1,888	(18)%

Gold sold (thousands of ounces)[g]	770	751	3%	956	(19)%	1,521	1,866	(18)%

Market gold price ($/oz)	3,280	2,860	15%	2,338	40%	3,067	2,203	39%

Realized gold price[b,g] ($/oz)	3,295	2,898	14%	2,344	41%	3,099	2,213	40%

Gold COS (Barrick’s share)[g,h] ($/oz)	1,654	1,629	2%	1,441	15%	1,641	1,433	15%

Gold TCC[b,g] ($/oz)	1,239	1,220	2%	1,059	17%	1,229	1,055	16%

Gold AISC[b,g] ($/oz)	1,684	1,775	(5)%	1,498	12%	1,728	1,489	16%

Copper production (thousands of tonnes)[g]	59	44	34%	43	37%	103	83	24%

Copper sold (thousands of tonnes)[g]	54	51	6%	42	29%	105	81	30%

Market copper price ($/lb)	4.32	4.24	2%	4.42	(2)%	4.28	4.12	4%

Realized copper price[b,g] ($/lb)	4.36	4.51	(3)%	4.53	(4)%	4.43	4.21	5%

Copper COS (Barrick’s share)[g,i] ($/lb)	2.56	2.92	(12)%	3.05	(16)%	2.74	3.12	(12)%

Copper C1 cash costs[b,g] ($/lb)	1.80	2.25	(20)%	2.18	(17)%	2.02	2.28	(11)%

Copper AISC[b,g] ($/lb)	2.90	3.06	(5)%	3.67	(21)%	2.98	3.64	(18)%

	As at 6/30/25	As at 3/31/25	% Change	As at 6/30/24	% Change
Financial Position ($ millions)

Debt (current and long-term)	4,729	4,727	0%	4,724	0%

Cash and equivalents	4,802	4,104	17%	4,036	19%

Debt, net of cash	(73)	623	(112)%	688	(111)%

[a].	Net earnings represents net earnings attributable to the equity holders of the Company.

[b].	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

[c].	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.

[d].

Total consolidated capital expenditures also includes capitalized interest of $16 million and $20 million for Q2 2025 and YTD 2025, respectively (Q1 2025: $4 million; Q2 2024: $12 million; YTD 2024: $25 million).

[e].	These amounts are presented on the same basis as our guidance.

[f].	Represents net cash provided by operating activities divided by revenue.

[g].	On an attributable basis.

[h].

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

[i].	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK SECOND QUARTER 2025	5	PRESS RELEASE

Consolidated Statements of Income

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2025	2024	2025	2024

Revenue (notes 5 and 6)	$3,681	$3,162	$6,811	$5,909

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,878	1,979	3,663	3,915

General and administrative expenses	39	32	81	60

Exploration, evaluation and project expenses	82	97	136	192

Impairment charges (note 9b)	—	1	4	18

(Gain) loss on currency translation	(2)	5	—	17

Closed mine rehabilitation	(8)	(9)	11	(11)

Income from equity investees (note 12)	(77)	(115)	(144)	(163)

Other expense (note 9a)	353	80	523	97

Income before finance costs and income taxes	$1,416	$1,092	$2,537	$1,784

Finance costs, net	(58)	(51)	(120)	(82)

Income before income taxes	$1,358	$1,041	$2,417	$1,702

Income tax expense (note 10)	(102)	(407)	(380)	(581)

Net income	$1,256	$634	$2,037	$1,121

Attributable to:

Equity holders of Barrick Mining Corporation	$811	$370	$1,285	$665

Non-controlling interests (note 15)	$445	$264	$752	$456

Earnings per share attributable to the equity holders of Barrick Mining Corporation (note 8)

Net income

Basic	$0.47	$0.21	$0.75	$0.38

Diluted	$0.47	$0.21	$0.75	$0.38

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2025	6	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2025	2024	2025	2024

Net income	$1,256	$634	$2,037	$1,121

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	—	—	1

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	(1)	—	(2)	—

Net change on equity investments, net of tax $(1), $1, $(1) and $1	12	8	17	9

Total other comprehensive income	11	8	15	10

Total comprehensive income	$1,267	$642	$2,052	$1,131

Attributable to:

Equity holders of Barrick Mining Corporation	$822	$378	$1,300	$675

Non-controlling interests	$445	$264	$752	$456

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2025	7	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,

	2025	2024	2025	2024

OPERATING ACTIVITIES

Net income	$1,256	$634	$2,037	$1,121

Adjustments for the following items:

Depreciation	436	480	847	954

Finance costs, net	58	51	120	82

Impairment charges (note 9b)	—	1	4	18

Income tax expense (note 10)	102	407	380	581

Income from equity investees (note 12)	(77)	(115)	(144)	(163)

Gain on sale of non-current assets (note 9a)	(745)	(5)	(745)	(6)

Loulo-Gounkoto loss of control (note 9a and 16)	1,035	—	1,035	—

(Gain) loss on currency translation	(2)	5	—	17

Change in working capital (note 11)	(129)	112	(234)	(129)

Other operating activities (note 11)	(103)	(29)	(112)	(99)

Operating cash flows before interest and income taxes	1,831	1,541	3,188	2,376

Interest paid	(114)	(131)	(139)	(158)

Interest received	37	50	83	118

Income taxes paid[1]	(425)	(301)	(591)	(417)

Net cash provided by operating activities	1,329	1,159	2,541	1,919

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(934)	(819)	(1,771)	(1,547)

Sales proceeds	2	7	2	7

Divestitures (note 4)	999	—	999	—

Income taxes paid on divestitures	(87)	—	(87)	—

Investment sales	—	33	—	33

Funding of equity method investments (note 12)	—	(11)	—	(55)

Dividends received from equity method investments (note 12)	53	42	91	89

Shareholder loan repayments from equity method investments	53	45	113	90

Net cash provided by (used in) investing activities	86	(703)	(653)	(1,383)

FINANCING ACTIVITIES

Lease repayments	(14)	(4)	(17)	(7)

Debt repayments	(2)	—	(2)	—

Dividends	(170)	(175)	(342)	(350)

Share buyback program (note 14)	(268)	(49)	(411)	(49)

Funding from Reko Diq non-controlling interests (note 15)	44	30	127	52

Disbursements to non-controlling interests (note 15)	(324)	(169)	(532)	(290)

Pueblo Viejo JV partner shareholder loan	13	5	17	(2)

Net cash used in financing activities	(721)	(362)	(1,160)	(646)

Effect of exchange rate changes on cash and equivalents	—	—	—	(2)

Net increase (decrease) in cash and equivalents	694	94	728	(112)

Cash and equivalents at the beginning of period	4,108	3,942	4,074	4,148

Cash and equivalents at the end of period	$4,802	$4,036	4,802	4,036

[1]

Income taxes paid excludes $58 million (Q2 2024: $12 million) for Q2 2025 and $75 million (YTD 2024: $29 million) for YTD 2025 of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2025	8	PRESS RELEASE

Consolidated Balance Sheets

Barrick Mining Corporation (formerly Barrick Gold Corporation)	As at June 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2025	2024

ASSETS

Current assets

Cash and equivalents	$4,802	$4,074

Accounts receivable	910	763

Inventories	1,748	1,942

Other current assets	689	853

Total current assets	$8,149	$7,632

Non-current assets

Non-current portion of inventory	2,648	2,783

Equity in investees (note 12)	4,147	4,112

Property, plant and equipment	25,965	28,559

Intangible assets	148	148

Goodwill	3,097	3,097

Other assets	3,133	1,295

Total assets	$47,287	$47,626

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,464	$1,613

Debt	73	24

Current income tax liabilities	505	545

Other current liabilities	493	460

Total current liabilities	$2,535	$2,642

Non-current liabilities

Debt	4,656	4,705

Provisions	1,942	1,962

Deferred income tax liabilities	3,544	3,887

Other liabilities	1,186	1,174

Total liabilities	$13,863	$14,370

Equity

Capital stock (note 14)	$27,323	$27,661

Deficit	(4,328)	(5,269)

Accumulated other comprehensive income	48	33

Other	1,786	1,865

Total equity attributable to Barrick Mining Corporation shareholders	$24,829	$24,290

Non-controlling interests (note 15)	8,595	8,966

Total equity	$33,424	$33,256

Contingencies and commitments (notes 5 and 17)

Total liabilities and equity	$47,287	$47,626

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2025	9	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Mining Corporation (formerly Barrick Gold Corporation)		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2025	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256

Net income	—	—	1,285	—	—	1,285	752	2,037

Total other comprehensive income	—	—	—	15	—	15	—	15

Total comprehensive income	—	—	1,285	15	—	1,300	752	2,052

Transactions with owners

Dividends	—	—	(342)	—	—	(342)	—	(342)

Loulo-Gounkoto loss of control (note 16)	—	—	—	—	—	—	(686)	(686)

Funding from non-controlling interests (note 14)	—	—	—	—	—	—	127	127

Disbursements to non-controlling interests (note 14)	—	—	—	—	—	—	(564)	(564)

Dividend reinvestment plan (note 13)	86	2	(2)	—	—	—	—	—

Share buyback program (note 13)	(21,192)	(340)	—	—	(79)	(419)	—	(419)

Total transactions with owners	(21,106)	(338)	(344)	—	(79)	(761)	(1,123)	(1,884)

At June 30, 2025	1,705,994	$27,323	($4,328)	$48	$1,786	$24,829	$8,595	$33,424

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

Net income	—	—	665	—	—	665	456	1,121

Total other comprehensive income	—	—	—	10	—	10	—	10

Total comprehensive income	—	—	665	10	—	675	456	1,131

Transactions with owners

Dividends	—	—	(350)	—	—	(350)	—	(350)

Funding from non-controlling interests	—	—	—	—	—	—	52	52

Disbursements to non-controlling interests	—	—	—	—	—	—	(290)	(290)

Dividend reinvestment plan	114	2	(2)	—	—	—	—	—

Share buyback program	(2,950)	(48)	—	—	(2)	(50)	—	(50)

Total transactions with owners	(2,836)	(46)	(352)	—	(2)	(400)	(238)	(638)

At June 30, 2024	1,752,734	$28,071	($6,400)	$34	$1,911	$23,616	$8,879	$32,495

[1]	Includes cumulative translation losses at June 30, 2025: $95 million (December 31, 2024: $95 million; June 30, 2024: $95 million).
[2]	Includes additional paid-in capital as at June 30, 2025: $1,748 million (December 31, 2024: $1,827 million; June 30, 2024: $1,873 million).

The notes to these unaudited condensed interim financial statements, which are contained in the Second Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2025	10	PRESS RELEASE

About Barrick Mining Corporation

Barrick is a leading global mining, exploration and development company. With one of the largest portfolios of world-class and long-life gold and copper assets in the industry — including six of the world’s Tier One gold mines — Barrick’s operations and projects span 18 countries and five continents. Barrick is also the largest gold producer in the United States. We create real, long-term value for all stakeholders through responsible mining, strong partnerships and a disciplined approach to growth. Barrick shares trade on the New York Stock Exchange under the symbol ‘B’ and on the Toronto Stock Exchange under the symbol ‘ABX’.

Enquiries

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Tricia Evans, BSc, SMERM, Mineral Resource Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2024.

Endnotes

Endnote 1 – Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2025	11	PRESS RELEASE

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the six months ended

	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

Net earnings attributable to equity holders of the Company	811	474	370	1,285	665

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	0	4	1	4	18

Acquisition/disposition losses (gains)[b]	289	0	(5)	289	(6)

Loss on currency translation	(2)	2	5	0	17

Significant tax adjustments[c]	(35)	(15)	137	(50)	166

Other expense adjustments[d]	44	173	48	217	39

Non-controlling interest	(4)	(11)	0	(15)	(4)

Tax effect[e]	(303)	(24)	1	(327)	(5)

Adjusted net earnings	800	603	557	1,403	890

Net earnings per share[f]	0.47	0.27	0.21	0.75	0.38

Adjusted net earnings per share[f]	0.47	0.35	0.32	0.82	0.51

a.	There were no significant impairment charges or reversals in the current period or prior periods.
b.

Acquisition/disposition (losses) gains for Q2 2025 and YTD 2025 mainly relate to the net loss of $1,035 million on the deconsolidation of Loulo-Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16, 2025 (refer to page 8 of Barrick’s Q2 2025 MD&A for further details), partially offset by the recognition of our investment in Loulo-Gounkoto. This was offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.

c.

For Q2 2025 and YTD 2025, significant tax adjustments include the re-measurement of deferred tax balances and adjustments in respect of prior years. For Q2 2024 and YTD 2024, significant tax adjustments include the proposed settlement of the Zaldívar Tax Assessments in Chile. Significant tax adjustments for YTD 2024 also include the de-recognition of deferred tax assets, and adjustments in respect of prior years and the re-measurement of deferred tax balances.

d.

Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto. Q1 2025 and YTD 2025 also include the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. Other adjustments in Q2 2024 and YTD 2024 mainly relate to the interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile.

e.	Tax effect for Q2 2025 and YTD 2025 primarily relates to acquisition/disposition losses (gains).
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the six months ended

	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

Net cash provided by operating activities	1,329	1,212	1,159	2,541	1,919

Capital expenditures	(934)	(837)	(819)	(1,771)	(1,547)

Consolidated free cash flow	395	375	340	770	372

Free cash flow applicable to equity investees	66	156	110	222	173

Non-controlling interests	(437)	(120)	(166)	(557)	(265)

Attributable free cash flow	24	411	284	435	280

Capital Expenditures

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2025	12	PRESS RELEASE

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended		For the six months ended
	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

Minesite sustaining capital expenditures	479	564	631	1,043	1,181

Project capital expenditures	439	269	176	708	341

Capitalized interest	16	4	12	20	25

Total consolidated capital expenditures	934	837	819	1,771	1,547

Total cash costs per ounce and All-in sustaining costs per ounce

“Total cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce and “All-in sustaining costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended			For the six months ended
	Footnote	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

COS applicable to gold production		1,676	1,568	1,799	3,244	3,560

Depreciation		(359)	(342)	(401)	(701)	(808)

Total cash costs applicable to equity method investments		101	109	77	210	133

By-product credits		(64)	(60)	(75)	(124)	(131)

Non-recurring items	a	0	0	0	0	0

Other	b	11	5	5	16	7

Non-controlling interests	c	(411)	(364)	(393)	(775)	(793)

Total cash costs		954	916	1,012	1,870	1,968

General & administrative costs		39	42	32	81	60

Minesite exploration and evaluation costs	d	7	5	6	12	19

Minesite sustaining capital expenditures	e	479	564	631	1,043	1,181

Sustaining leases		7	8	9	15	15

Rehabilitation - accretion and amortization (operating sites)	f	16	17	20	33	37

Non-controlling interest, copper operations and other	g	(208)	(217)	(278)	(425)	(502)

All-in sustaining costs		1,294	1,335	1,432	2,629	2,778

Ounces sold - attributable basis (koz)	h	770	751	956	1,521	1,866

COS/oz	i,j	1,654	1,629	1,441	1,641	1,433

TCC/oz	j	1,239	1,220	1,059	1,229	1,055

TCC/oz (on a co-product basis)	j,k	1,292	1,273	1,112	1,282	1,103

AISC/oz	j	1,684	1,775	1,498	1,728	1,489

AISC/oz (on a co-product basis)	j,k	1,737	1,828	1,551	1,781	1,537

a.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of TCC.

b.	Other - Other adjustments mainly relate to treatment and refinement charges.

c.

Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $540 million and $1,027 million for Q2 2025 and YTD 2025, respectively, (Q1 2025: $487 million; Q2 2024: $532 million; YTD 2024: $1,074 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

d.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 37 of Barrick’s Q2 2025 MD&A.

BARRICK SECOND QUARTER 2025	13	PRESS RELEASE

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.	Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)	For the three months ended			For the six months ended

Non-controlling interest, copper operations and other	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

General & administrative costs	(6)	(6)	(6)	(12)	(10)

Minesite exploration and evaluation expenses	(3)	0	(4)	(3)	(6)

Rehabilitation - accretion and amortization (operating sites)	(6)	(5)	(6)	(11)	(11)

Minesite sustaining capital expenditures	(193)	(206)	(262)	(399)	(475)

All-in sustaining costs total	(208)	(217)	(278)	(425)	(502)

h.	Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs/oz TCC/oz and AISC/oz presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended
	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

By-product credits	64	60	75	124	131

Non-controlling interest	(23)	(20)	(24)	(43)	(42)

By-product credits (net of non-controlling interest)	41	40	51	81	89

C1 cash costs per pound and All-in sustaining costs per pound

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2025	14	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)		For the three months ended		For the six months ended
	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

Cost of sales	193	208	172	401	340

Depreciation/amortization	(68)	(60)	(71)	(128)	(131)

Treatment and refinement charges	40	42	38	82	72

C1 cash costs applicable to equity method investments	84	90	84	174	166

Less: royalties	(25)	(21)	(16)	(46)	(28)

By-product credits	(12)	(5)	(6)	(17)	(11)

C1 cash costs	212	254	201	466	408

General & administrative costs	8	8	5	16	9

Rehabilitation - accretion and amortization	3	1	2	4	4

Royalties	25	21	16	46	28

Minesite exploration and evaluation costs	1	2	1	3	1

Minesite sustaining capital expenditures	90	57	111	147	194

Sustaining leases	2	3	4	5	5

All-in sustaining costs	341	346	340	687	649

Tonnes sold - attributable basis (Kt)	54	51	42	105	81

Pounds sold - attributable basis (Mlb)	118	113	93	231	179

COS/lba,b	2.56	2.92	3.05	2.74	3.12

C1 cash costs/lba	1.80	2.25	2.18	2.02	2.28

AISC/lba	2.90	3.06	3.67	2.98	3.64

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Starting with the Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio and is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2025	15	PRESS RELEASE

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended		For the six months ended
	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24

Net earnings	1,256	781	634	2,037	1,121

Income tax expense	102	278	407	380	581

Finance costs, net[a]	36	39	28	75	38

Depreciation	436	411	480	847	954

EBITDA	1,830	1,509	1,549	3,339	2,694

Impairment charges of non-current assets[b]	0	4	1	4	18

Acquisition/disposition losses (gains)[c]	289	0	(5)	289	(6)

Loss on currency translation	(2)	2	5	0	17

Other expense adjustments[d]	44	173	48	217	39

Income tax expense, net finance costs[a] and depreciation from equity investees	156	141	119	297	221

Adjusted EBITDA	2,317	1,829	1,717	4,146	2,983

Non-controlling Interests	(627)	(468)	(428)	(1,095)	(787)

Attributable EBITDA	1,690	1,361	1,289	3,051	2,196

Revenues - as adjusted[e]	3,050	2,685	2,658	5,735	4,880

Attributable EBITDA margin[f]	55%	51%	48%	53%	45%
	As at 6/30/25	As at 12/31/24	As at 6/30/24	As at 6/30/25	As at 12/31/24

Net leverage[g]	0.0:1	0.1:1	0.1:1	0.0:1	0.0:1

a.	Finance costs exclude accretion.

b.	There were no significant impairment charges or reversals in the current period or prior periods.

c.

Acquisition/disposition (losses) gains for Q2 2025 and YTD 2025 mainly relate to a net loss of $1,035 million on the deconsolidation of Loulo-Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16, 2025 (refer to page 8 of Barrick’s Q2 2025 MD&A for further details) was partially offset by the recognition of our investment in Loulo-Gounkoto. This was offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.

d.

Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto. Q1 2025 and YTD 2025 also include the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc. Other adjustments in Q2 2024 and YTD 2024 mainly relate to the interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile.

e.	Refer to Reconciliation of Sales to Realized Price per oz/pound on page 59 of Barrick’s Q2 2025 MD&A.

f.	Represents attributable EBITDA divided by revenues - as adjusted.

g.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Realized Price

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in		Gold			Copper		Gold		Copper

dollars)				For the three months ended				For the six months ended

	6/30/25	3/31/25	6/30/24	6/30/25	3/31/25	6/30/24	6/30/25	6/30/24	6/30/25	6/30/24

Sales	3,280	2,766	2,868	337	304	219	6,046	5,396	641	382

Sales applicable to non-controlling interests	(1,054)	(848)	(850)	0	0	0	(1,902)	(1,645)	0	0

Sales applicable to equity method investments[a,b]	306	252	217	135	164	161	558	368	299	297

Sales applicable to sites in closure or care and maintenance[c]	(1)	(1)	(3)	0	0	0	(2)	(5)	0	0

Treatment and refinement charges	7	6	8	40	42	38	13	15	82	72

Other	0	0	0	0	0	0	0	0	0	0

Revenues – as adjusted	2,538	2,175	2,240	512	510	418	4,713	4,129	1,022	751

Ounces/pounds sold (koz/Mlb)[c]	770	751	956	118	113	93	1,521	1,866	231	179

Realized gold/copper price per oz/lbd	3,295	2,898	2,344	4.36	4.51	4.53	3,099	2,213	4.43	4.21

a.

Represents sales of $226 million and $417 million, respectively, for Q2 2025 and YTD 2025 (Q1 2025: $191 million; Q2 2024: $189 million; YTD 2024: $340 million) applicable to our 45% equity method investment in Kibali and $80 million and $141 million, respectively (Q1 2025: $61 million; Q2 2024: $28 million; YTD 2024: $28 million) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $71 million and $166 million, respectively, for Q2 2025 and YTD 2025 (Q1 2025: $95 million; Q2 2024: $89 million; YTD 2024: $169 million) applicable to our 50% equity method investment in Zaldívar and $65 million and $137 million, respectively (Q1 2025: $72 million; Q2 2024: $79 million; YTD 2024: $141 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.

BARRICK SECOND QUARTER 2025	16	PRESS RELEASE

c.	On an attributable basis. Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

Endnote 2

A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/ Project is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 3

Including a $0.05/sh performance dividend reflecting net cash of $73 million.

Endnote 4

On an attributable basis. Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

Endnote 5

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote 6

Net cash of $73 million is calculated as cash and equivalents ($4,802 million) less debt ($4,729 million).

Endnote 7

Reserve replacement percentage is calculated from the cumulative net change in reserves divided by the cumulative depletion in reserves, as shown in the tables below:

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)	Reported Reserve Price USD/oz for GEO conversion

2019[a]	71	-	-	-	-

2020[b]	68	(2.2)	(5.5)	4.2	$1,200

2021[c]	69	(0.91)	(5.4)	8.1	$1,200

2022[d]	76	-	(4.8)	12	$1,300

2023[e]	77	-	(4.6)	5	$1,300

2024[f]	89	-	(4.6)	17	$1,400

2019 – 2024 Total	N/A	(3.1)	(25)	46	N/A

Year	Attributable P&P Copper (Mlb)	Attributable Copper Acquisition & Divestments (Moz)	Attributable Copper Depletion (Moz)	Attributable Copper Net Change (Moz)	Reported Reserve Price USD/lb for GEO conversion

2019[a]	13,494	-	-	-	-

2020[b]	12,691	-	(834)	31	$2.75

2021[c]	12,233	-	(636)	178	$2.75

2022[d]	12,252	-	(623)	642	$3.00

2023[e]	12,391	-	(589)	728	$3.00

2024[f]	40,201	-	(731)	28,542	$3.00

2019 – 2024 Total	N/A	-	(3,413)	30,121	N/A

BARRICK SECOND QUARTER 2025	17	PRESS RELEASE

Attributable Proven and Probable organic gold equivalent reserve additions calculated from the cumulative net change in reserves from year-end 2020 to 2024 using reserve prices for gold equivalent ounce (GEO) conversion as shown in the tables above to result in the Attributable Net Change GEO tabulated below:

Year	Attributable P&P GEO	Attributable Acquisition & Divestments GEO	Attributable Depletion GEO	Attributable Net Change GEO (using reported reserve prices)

2019[a]	-	-	-	-

2020[b]	97	(2.2)	(7.4)	4.2

2021[c]	97	(0.91)	(6.9)	8.5

2022[d]	104	-	(6.3)	13

2023[e]	105	-	(6.0)	6.7

2024[f]	176	-	(6.1)	79

2019 – 2024 Total	N/A	(3.1)	(33)	111

Totals may not appear to sum correctly due to rounding.

Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.

a.

Estimates as of December 31, 2019, unless otherwise noted, Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper (which is equal to 1.7 million tonnes of copper). Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.

b.

Estimates as of December 31, 2020, unless otherwise noted: Proven reserves of 280 million tonnes grading 2.37g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper (which is equal to 1.4 million tonnes of copper). Probable reserves of 990 million tonnes grading 1.46g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.

c.

Estimates as of December 31, 2021, unless otherwise noted, Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

d.

Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

e.

Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper.

f.

Estimates are as of December 31, 2024, unless otherwise noted. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper.

Endnote 8 – Outlook Assumptions and Economic Sensitivity Analysis

	2025 guidance assumption	Hypothetical change	Consolidated impact on EBITDA (millions)	Attributable impact on EBITDA (millions)	Attributable impact on TCC and AISC

Gold price sensitivity	$2,400/oz	+/- $100/oz	+/- $450	+/- $320	+/- $5/oz

Copper price sensitivity	$4.00/lb	+/- $0.25/lb	+/- $120	+/- $120	+/- $0.01/lb

BARRICK SECOND QUARTER 2025	18	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “plan”, “commitment”, “ramp up”, “guidance”, “project”, “progress”, “invest”, “continue”, “progress”, “develop”, “on track”, “ongoing”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; the ability for Fourmile to double its mineral resource in 2025; expected benefits from the sale of Barrick’s 50% interest in Donlin; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; our plans, and expected timing, completion and benefits of our growth projects, including the ramp up at Goldrush and the progress at Pueblo Viejo, Lumwana and Reko Diq; potential mineralization and metal or mineral recoveries; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, planned resettlement activities at Pueblo Viejo, economic contributions and education, employment and procurement initiatives, tailings management, climate change and biodiversity initiatives; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of value added tax refunds received in Chile in connection with the Pascua-Lama Project; expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified timeframes; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory

BARRICK SECOND QUARTER 2025	19	PRESS RELEASE

policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/ Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2025	20	PRESS RELEASE